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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTACORP CAPITAL (USA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100, 888 - 3rd Street S.W.
(No. and Street)

Calgary (City) AB (State) T2P 5C5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN SCULLION - 403-539-8602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2700, 205 - 5th Avenue S.W, Calgary, AB, T2P 4B9
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SUSAN SCULLION, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTACORP CAPITAL (USA) INC., as of SEPTEMBER 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

CHIEF FINANCIAL OFFICER

Title



Daniel A. Zuniga
Student-at-Law

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

AltaCorp Capital (USA) Inc.

September 30, 2012



KPMG LLP
Chartered Accountants
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
AltaCorp Capital (USA) Inc.

We have audited the accompanying statement of financial condition of AltaCorp Capital (USA) Inc. (the "Company") as at September 30, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AltaCorp Capital (USA) Inc. at September 30, 2012, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Calgary, Canada,
November 27, 2012

AltaCorp Capital (USA) Inc.

Statement of Financial Condition
(All figures presented in US dollars)

September 30, 2012

		2012
Assets		
Cash and cash equivalents	$	324,268
Due from carrying broker (Note 3)		115,871
Deposit with carrying broker (Note 4)		250,000
GST receivable		35,002
Prepaid expenses		1,830
	$	726,971
Liabilities and Shareholder's Equity		
Liabilities:		
Due to AltaCorp Capital Inc. (Note 6)	$	101,242
Accounts payable and accrued liabilities		16,475
Due to carrying broker (Note 5)		2,586
		120,303
Shareholder's equity:		
Share capital (Note 8)		611,606
Deficit		(4,938)
		606,668
	$	726,971

See accompanying notes to the statement of financial condition.

AltaCorp Capital (USA) Inc.

Notes to the Statement of Financial Condition

[All figures presented in United States dollars]

September 30, 2012

1. BACKGROUND

AltaCorp Capital (USA) Inc. [the "Company"],was incorporated under the *Business Corporations Act* (Alberta) as a wholly-owned subsidiary of AltaCorp Capital Inc. [the "Parent"] on June 21, 2010, and commenced operations on April 5, 2011. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

The Company became an Introducing Broker to Apex Clearing Corporation ("Apex Clearing") on June 5, 2012. Prior to that time, the Company was an Introducing Broker to Penson Financial Services, Inc. Apex Clearing performs certain securities clearing activities and record keeping as the agent for the Company for a fee based on the number of trades executed, settled and cleared on behalf of the Company. The Company's Fully Disclosed Clearing Agreement with Apex Clearing expires May 3, 2013.

The Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(i).

2. SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition is prepared by management in accordance with accounting principles generally accepted in the United States ["US"]. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amounts of recorded assets and liabilities. Actual amounts could differ from these estimates.

Accounting for securities transactions

Securities transactions and the related revenues and expenses are recorded on a settlement date basis.

Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments include cash and cash equivalents, due from (to) carrying broker, GST receivable, and accounts payable.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company records income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

3. DUE FROM CARRYING BROKER

The $115,871 receivable from the Company's carrying broker represents amounts due from Apex Clearing for commissions earned.

4. DEPOSIT WITH CARRYING BROKER

In accordance with the terms of the agreement with Apex Clearing, the Company must maintain a minimum of $250,000 in the form of cash, liquid assets or marketable securities in a clearing deposit account to be held by the carrying broker as long as the agreement is in effect and as such is not available for use by the Company. The Company may be required to provide additional funds should the carrying broker's margin requirements change. Apex Clearing is a regulated entity under the jurisdiction of FINRA and a member of SIPC.

5. DUE TO CARRYING BROKER

The $2,586 payable to the Company's carrying broker represents amounts due to Apex Clearing for clearing trades.

6. RELATED PARTY TRANSACTIONS

Substantially all of the Company's administrative functions are handled by the Parent. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee consists of a monthly base recovery, which is calculated by allocating a portion of the operating expenses, overhead expenses and compensation costs of the Parent. In addition, the Parent may, in its sole discretion, charge the Company a monthly proportional allocation service fee. The allocation service fee is based on a percentage of the Company's monthly net operating revenue. The inter-company balance arising from these transactions is recorded as due to AltaCorp Capital Inc. The inter-company balances are due on demand and do not bear interest.

During the year, the Company incurred management fees of $533,909. At September 30, 2012, the net payable to AltaCorp Capital Inc. for these and other transactions is $101,242.

AltaCorp Capital (USA) Inc.
Notes to the Statement of Financial Condition
[All figures presented in United States dollars]

September 30, 2012

7. INCOME TAXES

The deferred tax asset attributable to the Company's non-capital losses for Canadian income tax purposes has been fully offset by a valuation allowance.

The Company is subject to corporate income tax in Canada calculated based on financial statements expressed in Canadian dollars. As a result the effective tax rate calculation is impacted by foreign currency translation differences included in taxable income as well as a valuation allowance for operating losses of the Company.

8. SHARE CAPITAL

Details of the Company's share capital are as follows:

	2012 $
Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
615,000 common shares	611,606

9. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ["SEC"]. The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined, at all times. At September 30, 2012, the Company had net capital equal to $569,836, which exceeded its requirement by $319,836.